Exhibit 99.1

Medigus Receives Nasdaq Letter Regarding Audit Committee Compliance

OMER, Israel, September 15, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that in connection with the previously announced resignation of Mr. Ori Hershkovitz as an external director of the Company on August 15, 2016, the Company has received a letter from The Nasdaq Stock Market dated September 12, 2016, indicating that the Company is no longer in compliance with Nasdaq’s audit committee requirement as set forth in Nasdaq Listing Rule 5605, which requires that the Company’s audit committee be comprised of at least three members, each of whom are independent.

Consistent with Marketplace Rule 5605(c)(4) the Company has until (i) the earlier of its next annual shareholders meeting or August 15, 2017, or (ii) if the next annual shareholders meeting is held before February 13, 2017, then the Company has until February 17, 2017, to name a third director as a member of the audit committee so that the Company regains compliance with the requirements of Nasdaq Listing Rule 5605.

On August 22, 2016, the Company called an annual general meeting of the shareholders to be held on September 28, 2016, the agenda of which included the election of Mr. Eitan Machover as an external director of the Company. Upon his election, Mr. Machover will join the Company’s audit committee, which will then be comprised of three independent directors. As such, the Company expects to fill the vacancy created by Mr. Hershkovitz’s resignation later this month and within the timeframe required by the Nasdaq Listing Rules.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
 Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il